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
                                           BASS, BERRY & SIMS PLC
                                                Attorneys at Law
                                    --------------------------------------------
                                      A PROFESSIONAL LIMITED LIABILITY COMPANY

LEIGH WALTON
                                                  AmSouth Center
PHONE: (615) 742-6201                  315 Deaderick Street, Suite 2700
FAX:   (615) 742-2701                   Nashville, Tennessee 37238-3001
E-MAIL:lwalton@bassberry.com                      (615) 742-6200

                                 April 24, 2006


VIA EDGAR AND FEDERAL EXPRESS

Michael McTiernan, Special Counsel
Paul Fischer, Staff Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, DC 20549

   RE:  SPHERIS INC.
        FORM S-4, FILE NO. 333-132641(THE "REGISTRATION STATEMENT") FILED MARCH 22, 2006

Dear Messrs. McTiernan and Fischer:

         On behalf of Spheris Inc. (the "Company"), and in response to the Staff's comments contained in your letter dated April 14, 2006 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Amendment No. 1 to the Registration Statement (the "Amendment") was filed today with the Securities and Exchange Commission via EDGAR. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement, as amended.

General

1. Please note that the expiration date of the exchange offer is not Rule 430A information. Prior to effectiveness, fill in the blank date or specifically state on the cover page and elsewhere that the exchange offer will terminate a certain number of days (e.g. 30 days) after effectiveness of the registration statement. Please also state the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, including all extensions.

         RESPONSE: THE COMPANY NOTES THE STAFF'S COMMENT AND ADVISES THE STAFF THAT IT WILL FILE A PRE-EFFECTIVE AMENDMENT CONTAINING THE SPECIFIC EXPIRATION DATE EVERYWHERE IT APPEARS IN THE PROSPECTUS. IN RESPONSE TO THE STAFF'S COMMENT THE COMPANY HAS ALSO SET FORTH THE MAXIMUM PERIOD OF TIME THAT THE EXCHANGE OFFER WILL

--------------------------------------------------------------------------------
  NASHVILLE Downtown   |   KNOXVILLE   |   MEMPHIS   |   NASHVILLE Music Row
                               | www.bassberry.com

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 2


         REMAIN IN EFFECT FROM THE DATE THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE THROUGH THE EXPIRATION DATE ON THE PROSPECTUS COVER PAGE AND ON PAGE 26 OF THE PROSPECTUS.


2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

         RESPONSE: THE COMPANY DOES NOT INTEND TO USE ANY GRAPHICS, MAPS, PHOTOGRAPHS, OR OTHER ARTWORK INCLUDING LOGOS IN THE PROSPECTUS. IN THE EVENT THE COMPANY DECIDES TO USE ANY SUCH MATERIAL IN THE PROSPECTUS, THE COMPANY WILL PROVIDE SUCH MATERIAL TO THE STAFF PRIOR TO ITS USE.


3. Please provide us support for comparative factual assertions and for management's belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, "We believe the addressable medical transcription market, which consists of hospitals, health systems and group medical practices, as of 2000, was approximately $11.7 billion and growing" on page 1, as well as your estimate that "the top 10 firms in the industry based on revenue account for less than 10% of [y]our addressable market" on page 48, and your belief that customers "converting in-house transcription to [y]our services realize on average a 20-25% direct cost advantage as compared to in-house transcription" on page 50.

         RESPONSE: AS REQUESTED BY THE STAFF, THE COMPANY HAS PROVIDED ANNOTATED DOCUMENTARY SUPPORT FOR COMPARATIVE FACTUAL ASSERTIONS AND QUALITATIVE STATEMENTS REGARDING ITS POSITION IN THE INDUSTRY ON A SUPPLEMENTAL BASIS ALONG WITH THIS RESPONSE LETTER.


4. Please revise the filing to disclose the basis for your characterization of Spheris, Inc. as a "leading" outsource provider of medical transcription technology and services. Are you a leader based on revenues, products offered, or some other measure?

         RESPONSE: THE COMPANY BELIEVES IT IS A "LEADING" OUTSOURCE PROVIDER OF MEDICAL TRANSCRIPTION TECHNOLOGY AND SERVICES BASED ON SEVERAL DIFFERENT FACTORS, INCLUDING REVENUES, NUMBER OF EMPLOYEES, NUMBER OF CUSTOMERS AND GLOBAL PRESENCE. SINCE THE COMPANY IS A LEADING PROVIDER IN SEVERAL RESPECTS, THE COMPANY BELIEVES USE OF "LEADING" WITHOUT FURTHER CHARACTERIZATION IS APPROPRIATE. THE COMPANY IS PROVIDING DOCUMENTARY SUPPORT FOR THESE ASSERTIONS ON A SUPPLEMENTAL BASIS ALONG WITH THIS RESPONSE LETTER.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 3


5. Please provide copies of market and industry data, as well as government studies that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite to the U.S. Department of Labor for the statistic that demand for MTs is expected to increase by approximately 22% through 2014.

         RESPONSE: AS REQUESTED BY THE STAFF, THE COMPANY HAS PROVIDED ANNOTATED DOCUMENTARY SUPPORT FOR THE MARKET AND INDUSTRY DATA, AS WELL AS GOVERNMENT STUDIES, CITED OR RELIED ON IN THE FILING ON A SUPPLEMENTAL BASIS ALONG WITH THIS RESPONSE LETTER.

Prospectus Cover Page

6. Please revise the fourth bullet point to clarify that the exchange notes will be guaranteed on a joint and several basis.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE DISCLOSURE ON THE PROSPECTUS COVER PAGE HAS BEEN REVISED TO CLARIFY THAT THE EXCHANGE NOTES WILL BE GUARANTEED ON A JOINT AND SEVERAL BASIS.

7. Please revise to include bullet point disclosure indicating the ranking of the notes.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE DISCLOSURE ON THE PROSPECTUS COVER PAGE HAS BEEN REVISED TO INCLUDE A BULLET POINT INDICATING THE RANKING OF THE NOTES.

Inside Cover Page

8. The first sentence of the second paragraph suggests you are incorporating by reference into the prospectus. Please revise or advise.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE INSIDE COVER PAGE OF THE PROSPECTUS HAS BEEN DELETED.

Forward-Looking Statements, page ii

9. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering and tender offer. See Section 27A(b)(2)(C) of the Securities Act

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 4


         and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE REFERENCE TO THE SAFE HARBOR ON PAGE II HAS BEEN DELETED.

Prospectus Summary -- page 1

10. Your prospectus contains repetitive disclosure. For example, disclosure under "Company Overview" on page 1 is repeated nearly verbatim on pages 36 and 50. Likewise, "Competitive Strengths" and "Business Strategy" on pages 50 through 53. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors' perspectives. Please eliminate all unnecessary redundancy through the prospectus.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE DISCLOSURE IN THE PROSPECTUS SUMMARY AND ON PAGE 37 OF THE PROSPECTUS TO ELIMINATE UNNECESSARY REDUNDANCY THROUGH THE PROSPECTUS.

11. In the interest of providing a balanced view of Spheris, Inc., please compliment your disclosure regarding your competitive strengths and business strategy with summary risk factors, including disclosure with regard to your history of losses and accumulated deficit.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE PROSPECTUS SUMMARY SECTION ON PAGE 2 OF THE PROSPECTUS TO DISCUSS RISK FACTORS THAT MAY ADVERSELY AFFECT THE COMPANY'S BUSINESS AND
         THE EXCHANGE OFFER AND HAS ADDED A NEW RISK FACTOR DISCLOSING ITS HISTORY OF LOSSES AND ACCUMULATED DEFICIT ON PAGE 19 OF THE PROSPECTUS.

12. Please include a brief description of your debt, including your aggregate indebtedness as of a recent date.

         RESPONSE: THE COMPANY NOTES THE STAFF'S COMMENT, AND REFERS THE STAFF TO PAGES 8 AND 9 OF THE PROSPECTUS SUMMARY WHICH CONTAINS A BRIEF DESCRIPTION OF ITS DEBT, INCLUDING AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2005.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 5

13. Please include a discussion of material conflicts of interest. In this regard, we note risk factor disclosure at page 21 indicating that you are controlled by Warburg Pincus.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED A DISCUSSION OF MATERIAL CONFLICTS OF INTEREST IN THE RISK FACTOR SUMMARY ON PAGE 3 OF THE PROSPECTUS.

The Exchange Offer, page 4

14.      Please summarize all of the conditions to the exchange offer.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENTS, THE COMPANY HAS SUMMARIZED THE CONDITIONS TO THE EXCHANGE OFFER ON PAGE 5 OF THE PROSPECTUS.

15. Please summarize the material representations and acknowledgements required in the transmittal letter.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS SUMMARIZED THE MATERIAL REPRESENTATIONS AND ACKNOWLEDGEMENTS REQUIRED BY THE TRANSMITTAL LETTER ON PAGE 6 OF THE PROSPECTUS.

16. We note the disclosure on page 6 under "Acceptance of Outstanding Notes and Delivery of Exchange Notes" indicating that you will return any outstanding notes that you do not accept for exchange "as promptly as practicable" after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 7 AND THROUGHOUT THE PROSPECTUS, AS NECESSARY, CONFIRMING IT WILL EXCHANGE THE NOTES OR RETURN THE OUTSTANDING NOTES "PROMPTLY" UPON EXPIRATION OR TERMINATION OF THE OFFER, AS APPLICABLE.

Transfer Restrictions -- page 9

17. Please revise to clarify that the exchange notes are freely transferable by parties eligible to participate in the exchange offer.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 6

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 10 OF THE PROSPECTUS TO CLARIFY THAT THE EXCHANGE NOTES ARE FREELY TRANSFERABLE BY PARTIES ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER.

Risk Factors -- page 11

18. Some of your risk factors and risk factor headings fail to specifically state the risk that may flow from the facts and circumstances you describe. Please review and revise your risk factors, including the risk factor headings, to state the specific risk that will result from the facts you describe.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED SEVERAL OF THE SUBHEADINGS AND RISK FACTORS IN THE RISK FACTORS SECTION OF THE PROSPECTUS TO STATE THE RISKS THAT RESULT FROM THE FACTS OR UNCERTAINTIES DESCRIBED IN SUCH SUBHEADINGS.

19. Please avoid using generic conclusions such as "adversely affected" and "negative impact" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED SEVERAL OF THE RISK FACTORS IN THE RISK FACTORS SECTION OF THE PROSPECTUS TO INCLUDE MORE SPECIFIC DISCLOSURE OF THE EFFECT OF THE RISKS DESCRIBED.

Our ability to make payment on the exchange notes depends on the earnings of our subsidiaries -- page 13

20. Please revise to indicate whether any of your subsidiaries currently have any restrictions that limit their ability to make a distribution to Spheris, Inc.

         RESPONSE: THE COMPANY NOTES THE STAFF'S COMMENT. AS THE COMPANY HAS NOTED IN THE RISK FACTOR, ITS ABILITY TO SERVICE THE COMPANY'S DEBT OBLIGATIONS IS DEPENDENT UPON THE EARNINGS OF THE COMPANY'S SUBSIDIARIES AND, TO THE EXTENT A SUBSIDIARY IS NOT A GUARANTOR, THE DISTRIBUTION OF THOSE EARNINGS TO THE COMPANY. CURRENTLY THE ONLY NON-GUARANTOR SUBSIDIARY IS SIPL, THE COMPANY'S FOREIGN SUBSIDIARY.
         AS STATED ON PAGES 14 AND 15 OF THE PROSPECTUS, THE ABILITY OF THE COMPANY'S FOREIGN SUBSIDIARY TO MAKE A DISTRIBUTION TO THE COMPANY MAY BE SUBJECT TO CURRENCY CONTROLS, REPATRIATION RESTRICTIONS AND WITHHOLDING OBLIGATIONS ON PAYMENTS TO THE COMPANY. THE COMPANY IS NOT AWARE OF ANY OTHER LIMITS ON THE ABILITY OF SIPL TO MAKE A DISTRIBUTION TO THE COMPANY.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 7

The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations..., page 14

21. Please briefly describe the financial ratios that you are required to maintain. We note the minimum interest coverage test and maximum leverage ratio test referenced in paragraph one on page 15.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 16 OF THE PROSPECTUS TO DESCRIBE THE FINANCIAL RATIOS IT IS CURRENTLY REQUIRED TO MAINTAIN.

You cannot be sure that an active public trading market will exist..., page 16

22. Please briefly describe the nature of the PORTAL market and the limited liquidity it would offer to investors.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE DISCLOSURE WITH RESPECT TO THE PORTAL MARKET ON PAGES 17 AND 18 OF THE PROSPECTUS.

We may not be able to fulfill our repurchase obligations in the event of a change of control -- page 17

23. In addition to the reference to the indenture for the exchange notes, please revise to define briefly what constitutes a "change of control" under the applicable governing law of the indenture.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE RISK FACTOR ON PAGE 18 OF THE PROSPECTUS TO DEFINE BRIEFLY WHAT CONSTITUTES A "CHANGE OF CONTROL" UNDER THE APPLICABLE GOVERNING LAW OF THE INDENTURE.

The loss of our executive officers and other key employees could have a material adverse effect on our business -- page 21

24. Please revise to identify the specific executive officers and other key employees upon whom you rely. If the risk relates to officers and employees generally, please consider deleting this risk as it seems to be generic to all companies.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS DELETED THE RISK FACTOR REFERENCED ON PAGE 23 OF THE PROSPECTUS.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 8

The Exchange Offer -- page 23

Extensions, Delays in acceptance, Termination or Amendment, page 25

25. You reserve the right "to delay the acceptance of any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE REGARDING DELAYING ACCEPTANCE OF OUTSTANDING NOTES ON PAGE 26 OF THE PROSPECTUS.

26. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 27 OF THE PROSPECTUS INDICATING THAT IT WILL EXTEND THE OFFER PERIOD BY AT LEAST FIVE BUSINESS DAYS IF NECESSARY.

Conditions to the Exchange Offer -- page 26

27. Please revise to indicate that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer. Further, please confirm your understanding that "applicable law" and staff interpretations are not "regulatory approvals."

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 27 OF THE PROSPECTUS REGARDING THE SATISFACTION OR WAIVER OF CONDITIONS AT OR BEFORE EXPIRATION OF THE OFFER. IN ADDITION, THE COMPANY CONFIRMS ITS UNDERSTANDING THAT "APPLICABLE LAW" AND STAFF INTERPRETATIONS ARE NOT "REGULATORY APPROVALS."

28. We note your disclosure that you may waive any of the conditions. Please revise to indicate, as you do in your Letter of Transmittal, that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 9

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 27 OF THE PROSPECTUS CONFIRMING THAT TO THE EXTENT IT WAIVES ANY CONDITION OF THE OFFER, IT WILL WAIVE THE CONDITION FOR ALL HOLDERS OF OLD NOTES.

Management's Discussion and Analysis -- page 35

Recent Transaction -- page 36

29.      Please revise to update the status of the Vianeta acquisition.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED PAGE 37 OF THE PROSPECTUS, AS WELL AS OTHER REFERENCES THROUGHOUT THE PROSPECTUS, TO UPDATE THE STATUS OF THE VIANETA ACQUISITION.

30. Please tell us why you have not provided financial statements for the probable acquisition of Vianeta in accordance with Rule 3-05 of Regulation S-X.

         RESPONSE: THE COMPANY HAS NOT PROVIDED FINANCIAL STATEMENTS RELATED TO THE ACQUISITION OF VIANETA BECAUSE THE BALANCE SHEET, RESULTS OF OPERATIONS AND INVESTMENT IN VIANETA TESTS ARE ALL BELOW THE THRESHOLDS REQUIRING INCLUSION OF THE VIANETA FINANCIAL STATEMENTS UNDER RULE 3-05 OF REGULATION S-X.

Results of Operations, page 38

31. Please revise to disclose the expected impact of the acquisition of Vianeta on the results of operations and liquidity of the registrant.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED LANGUAGE ON PAGE 44 OF THE PROSPECTUS DISCLOSING THE IMPACT OF THE ACQUISITION OF VIANETA ON THE REGISTRANT.

Liquidity and Capital Resources -- page 43

32. Please revise the final paragraph on page 44, to indicate the nature of the "certain factors outside of [y]our control" that affect your ability to meet the covenants and conditions pursuant to your senior secured credit facilities.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS DELETED THE LANGUAGE ON PAGE 44 OF THE PROSPECTUS REGARDING CERTAIN FACTORS BEYOND ITS CONTROL.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 10

Business -- page 50

33. Please revise to describe the respective operations of the three guarantor subsidiaries, Spheris Operations, Inc., Spheris Leasing LLC, and Spheris Canada Inc.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED LANGUAGE REGARDING SPHERIS OPERATIONS INC., SPHERIS LEASING LLC, SPHERIS CANADA INC., SIPL AND VIANETA ON PAGE 50 OF THE PROSPECTUS.

We have a highly skilled global labor force -- page 51

34.      Please revise to explain what ISO 9001:2000 certification is.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED LANGUAGE ON PAGE 51 OF THE PROSPECTUS EXPLAINING WHAT ISO 9001:2000 CERTIFICATION IS.

Services Provided -- page 53

35. We note you have employees in Canada. However, the extent of your Canadian operations are not clear as they are not referenced in your discussion of your domestic or overseas operations, nor is a Canadian office referenced in the discussion of your properties. Please revise or advise.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT AND COMMENT NO. 33, PLEASE NOTE THAT WE HAVE ADDED A DESCRIPTION OF THE BUSINESS OF SPHERIS CANADA INC. ON PAGE 50 OF THE PROSPECTUS. THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE COMPANY EMPLOYED LESS THAN 20 EMPLOYEES IN CANADA AS OF DECEMBER 31, 2005. THESE EMPLOYEES WORK FROM THEIR HOMES ON U.S. BASED ACCOUNTS. THE COMPANY DOES NOT MAINTAIN AN OFFICE IN CANADA. THE COMPANY DOES NOT CURRENTLY HAVE ANY CUSTOMERS IN CANADA. BASED ON THESE FACTORS, THE COMPANY DOES NOT FEEL THAT ADDITIONAL DISCUSSION OF SPHERIS CANADA IS WARRANTED.

Management -- page 60

36. Please identify directors that have been appointed by Warburg Pincus or TowerBrook Capital Partners LLC. Refer to Item 401(a) of Regulation S-K.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED DISCLOSURE ON PAGES 61 AND 62 OF THE PROSPECTUS IDENTIFYING THE DIRECTORS APPOINTED BY WARBURG PINCUS AND TOWERBROOK CAPITAL PARTNERS LLC.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 11

Restrictive Covenants and Other Matters -- page 70

37. Please revise to briefly describe the "certain exceptions" referenced in paragraph two to which the negative covenants are subject.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 71 OF THE PROSPECTUS TO DESCRIBE CERTAIN EXCEPTIONS TO THE NEGATIVE COVENANTS.

Certain Relationships and Related Party Transactions -- page 72

38. Please provide a clearer description of the purpose of the tax sharing agreement and quantify the amounts that have been paid.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED DISCLOSURE ON PAGE 72 OF THE PROSPECTUS DESCRIBING THE PURPOSE OF THE TAX SHARING AGREEMENT. NO AMOUNTS HAVE BEEN PAID TO DATE UNDER THIS AGREEMENT.

39.      Please briefly describe your relationship with Spheris Investment.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED LANGUAGE DESCRIBING ITS RELATIONSHIP WITH SPHERIS INVESTMENT ON PAGE 72 OF THE PROSPECTUS.

Description of Exchange Notes -- page 74

40. Please revise paragraph five to clarify that the referenced indenture has been filed as an exhibit to the registration statement.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE LANGUAGE ON PAGE 74 OF THE PROSPECTUS CLARIFYING THAT THE INDENTURE HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Change of Control -- page 79

41. Please disclose that any repurchase offer made pursuant to the change of control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 12

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED DISCLOSURE TO PAGES 79 AND 80 OF THE PROSPECTUS REGARDING REPURCHASE OFFERS MADE PURSUANT TO THE CHANGE OF CONTROL PROVISIONS.

Certain United States Federal Income Tax Considerations -- page 124

42. Please revise the heading to clarify that you are here disclosing the material Federal income tax considerations related to your transaction.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE HEADING ON PAGE 124.

43. Because this appears to be counsel's opinion as to the material Federal income tax implications of your proposed transaction, we are uncertain why you state that it is a "summary" and why you make no mention of the legal opinion. We note that disclosure in paragraph 3 of Exhibit 8.1 states that "the statements in the Registration Statement set forth under the caption 'Certain United States Federal Income Tax Considerations,' constitute our opinion of the material U.S. federal income tax considerations applicable to the offering of the New Notes." Please advise or revise.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS ADDED A REFERENCE TO THE LEGAL OPINION ON PAGE 124 OF THE PROSPECTUS. SINCE THE DISCUSSION RELATES TO TAX CONSEQUENCES GENERALLY APPLICABLE TO HOLDERS OF THE NOTES AND DOES NOT DISCUSS EVERY INDIVIDUAL SITUATION, THE COMPANY BELIEVES USE OF THE WORD "SUMMARY" IS APPROPRIATE.

44. We note your statements on page 125 that the exchange of the outstanding notes for exchange notes pursuant to the exchange offer "should not" constitute a material modification of the terms of the outstanding notes and therefore "should not" constitute a taxable event for U.S. federal income tax purposes. Please advise us why counsel is unable to make an unqualified statement regarding the exchange not constituting a material modification as well as the tax treatment of the exchange. We note similar disclosure on page 6 of "The Exchange Offer."

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE DISCLOSURE ON PAGES 7 AND 125 OF THE PROSPECTUS.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 13


Spheris Inc. Notes to Consolidated Financial Statements

Note 3.  HealthScribe and EDiX Acquisitions, page F-13

45. Please advise us why you have not included financial statements of HealthScribe in accordance with Rule 3-05 of the Regulation S-X. It appears that this acquisition was significant above the 50% level.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS INCLUDED THE REQUIRED FINANCIAL STATEMENTS OF HEALTHSCRIBE, INC. AS SET FORTH ON PAGE F-1 AND BEGINNING WITH PAGE F-41 OF THE PROSPECTUS.

Note 9.  Debt, page F-18

2004 Senior Facility, page F-18

46. Please revise your disclosure to describe the most significant restrictions on your ability to declare and pay dividends. Refer to Rule 4-08(e) of Regulation S-X.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE COMPANY HAS REVISED THE DISCLOSURE ON PAGE F-19 OF THE PROSPECTUS.

EXHIBIT 5.1 -- OPINION OF BASS, BERRY & SIMS PLC

47. The assumption that "the New Notes will be issued and sold in compliance with applicable federal and state securities laws" in paragraph 5 does not appear appropriate to your legal opinion. Please revise to remove the assumption, or advise us why you believe it may appropriately be retained.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, THE OPINION HAS BEEN REVISED TO REMOVE THE ASSUMPTION.

48. We note that the opinion is limited to the laws of the State of Tennessee and the Delaware General Corporation Law; however, counsel must opine on the law of the jurisdiction governing the indenture, which is New York law, as referenced in Section 13.07 of the indenture. Please provide a revised opinion.

         RESPONSE: IN RESPONSE TO THE STAFF'S COMMENT, A REVISED LEGAL OPINION IS BEING FILED WITH THE AMENDMENT.

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
April 24, 2006
Page 14


                                *  *  *  *  *

         We will separately provide the supplemental materials referenced above, as well as marked copies of the filings for ease of review. Please do not hesitate to contact me at (615) 742-6201 or Laura R. Brothers at (615) 742-7705 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.




                                              Sincerely,

                                              /s/ Leigh Walton

                                              Leigh Walton


cc:  Gregory T. Stevens, Esq.

LW:lcw